

August 5, 2010

Bassem A. Shakeel
Vice President
Magna International Inc.
337 Magna Drive
Ontario, Canada L4G 7K1

      Re: **Magna International Inc.**
              Form 40-F
              File No. 01-11444

Dear Mr. Shakeel:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Lyn Shenk
                    Branch Chief